THE SOMERSET GROUP, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

The Company earned $2,617,000 in 1994, compared to net income from the same businesses of $2,219,000 in 1993 and $1,657,000 in 1992, an 18% increase over 1993 and a 58% increase over 1992. Operating income of the construction products and services group improved during 1994, but was partially offset by lower equity earnings from First Indiana Corporation.

Income from continuing operations, after allocation of income taxes, during the three years ended December 31, 1994 was as follows:

                                        1994         1993            1992

Operating income from construction
  products and services             $1,752,000    $ 716,000       $521,000

Equity in earnings of First
  Indiana Corporation                1,583,000    2,186,000      1,863,000


General corporate expenses
  and other income                    (450,000)    (374,000)      (444,000)

Interest expense                      (268,000)    (309,000)      (283,000)
                                       --------     --------      ---------
                                      (718,000)    (683,000)      (727,000)

Net income from continuing
  operations                         2,617,000    2,219,000      1,657,000

Return on beginning equity               10.9%        10.3%           7.5%

Operating income from construction products and services of $1,752,000 represented an increase of 145% over the $716,000 earned in 1993 and a 236% increase over the $521,000 reported in 1992. However, the Company's net income from equity earnings of First Indiana Corporation for 1994, of $1,583,000, was 28% below 1993 results of $2,186,000, and 15% lower than the $1,863,000 earned in 1992, and offset much of the gain made by the construction operations.

Corporate expenses for 1994 were higher than both 1993 and 1992, and were caused by the increase in sales and earnings of the construction operations which necessitated increased personnel costs and variable expenses in managing the operations. Interest expense decreased as a result of the relatively strong cash position of the Company during 1994, compared to the prior years, which reduced borrowing for working capital needs.

During 1994, the Company sold its 51% interest in a subsidiary that commenced operations in the fall of 1993. The subsidiary manufactured prestressed concrete girders and beams for use by the highway bridge construction industry. The results of operations for this subsidiary are included in the consolidated financial statements for 1993 and for the period owned in 1994.

The Company paid its first cash dividend since its inception during the third quarter of 1994, of $.10 per share, under a policy of paying semi-annual dividends. A dividend of $.10 per share has also been declared for payment on March 17, 1995. Since its inception as a public company, The Somerset Group, Inc. has retained its earnings to fund growth of operations and to reduce long-term debt. The payment of cash dividends will not hinder the Company's ability to pursue these objectives because of the increase in earnings for 1994 and 1993.

Sales

Sales, gross profit, and the percentage of gross profit on sales of the construction products and services group for the three years ended December 31, 1994 were as follows:

                          1994         1993         1992
     Net Sales         $23,467,000  $14,555,000  $15,875,000
     Gross Profit        4,303,000    2,544,000    2,235,000
     Percentage              18.3%        17.5%        14.1%


Net sales increased 61%, or $8.9 million during 1994, compared to 1993. When compared to 1992, sales during 1994 represented a 48% increase, or $7.6 million. The increase in sales was a result of higher volume and increased unit selling prices for products manufactured and an increase in the volume of job site installation services. The decrease in 1993 sales compared to 1992 was a result of lower sales of installation services, partially offset by an increase in average unit prices for manufactured products. Volume increases of products sold in 1994 occurred in prestressed concrete components used in the construction of the structural framing systems of parking garages, sports stadiums, and prestressed concrete wall panels used as internal and external wall units on new industrial, commercial, and retail buildings. 1994 sales also include prestressed concrete bridge components manufactured by the 51% owned subsidiary founded in late 1993 and sold in 1994. There were no sales of these products during 1993 and 1992. Sales of these products in 1994 amounted to $2.5 million, and accounted for 17% of the 61% increase of 1994 over 1993, and 16% of the 48% increase of 1994 over 1992.

Average unit selling price increases resulted from the sale of higher priced decorative wall panels and the sale of products designed and engineered specifically for a particular project compared to standard products. Increases in prices of standard products implemented during the year were modest and reflected raw material and labor cost increases. Sales of installation services accounted for 8.3% of the 1994 sales increase over 1993 and none of the 1994 increase over 1992. The increase primarily resulted from volume with no significant price increases.

The higher percentage of gross profit on sales during 1994 compared to 1993 was caused by several factors. The primary factor was the increased volume of product sales which allowed the fixed unit cost to manufacture the products to be lower. Contributing to a lesser degree was the higher average unit selling prices of products and higher volume of installation services that allowed the fixed costs of these services to be a lower percentage of the sales price.

The higher percentage of gross profit on sales during 1993 compared to 1992 was caused by lower sales of job site services, which are relatively low margin, higher unit selling prices of manufactured products, and reduced operating expenses from cost reduction and efficiency improvement programs initiated in 1992.

As shown above, 1992 profit margins were low and are not representative of historical margins. During 1992 the country was beginning to recover from the nationwide recession that was at its peak in the construction industry during 1991. During 1992 and the first half of 1993 the demand for construction products and services, while improved over 1991, remained depressed. Competition for available projects caused downward price competition among alternative building methods and products that lowered profit margins as our manufacturing facilities operated at lower efficiency levels. Beginning in the last half of 1993, demand for our products and services began a dramatic increase, as the construction economy began to grow spurred by lower interest rates and a pent-up demand that had built during the recession. The results for 1994 are indicative of the increase in demand for new structures, particularly those for manufacturing, warehousing, and distribution. As the midwest economy gained strength, we experienced record setting sales volume for products and installation services for these structures.

While the recent increases in interest rates will have some effect on demand, indicators remain positive that demand during 1995 will remain at relatively high levels. The Company's contracted backlog at December 31, 1994 stood at $8.8 million, compared to $8.2 million at the end of 1993 and $4.2 million at the end of 1992.

Equity in Earnings of First Indiana Corporation

The Company's equity in earnings of First Indiana Corporation, before income taxes, amounted to $2,616,000 for the year ended December 31, 1994, compared to $3,614,000 for the year ended December 31, 1993, and $3,080,000 in 1992.
The 1994 amount represented a decrease of 28% from 1993 earnings and were 15% below earnings of 1992.

First Indiana's earnings for 1994 represented the second strongest year from operations in the Bank's history. The decrease in earnings resulted primarily from higher interest rates, which reduced loan originations and gains from the sale of loans in the Bank's core mortgage business, and higher operating expenses. Offsetting these decreases were increases in originations of home equity and construction loans.

Net interest income rose to $49.2 million in 1994, compared to $45.9 million in 1993 and $36.9 million in 1992. The increase in 1994 stems from First Indiana's portfolio of adjustable-rate consumer and construction loans tied to the Bank's prime lending rate, which rose throughout the year. First Indiana's asset-sensitive balance sheet caused interest income to increase faster than interest expense in the rising-rate environment.

First Indiana's net interest margin rose to a record 3.96% for 1994, compared with 3.64% in 1993 and 3.28% in 1992. Net interest margin consists of two components: interest-rate spread and the contribution of interest-free funds (primarily shareholders' equity and other non-interest-bearing liabilities). Interest-rate spread is the difference between the yield on total-earning assets and the cost of total interest-bearing liabilities.

First Indiana's average interest-rate spread on average interest-earning assets for the year ended December 31, 1994 was 3.71%, compared with 3.43% in 1993 and 3.05% in 1992. The increased spread arose when the Bank's interest-earnings assets repriced faster than the liabilities funding them in the rising rate environment of 1994.

The decrease in non-interest income in 1994 arose primarily from losses in the Bank's trading account and upon the sale of residential mortgage loans in the secondary market as part of the Bank's normal mortgage banking activity. A sudden, unexpected increase in interest rates in the first quarter of 1994 led to losses in the Bank's trading account, which consisted primarily of Treasurys and other government securities. (First Indiana has no investment in derivative securities). That account was immediately closed and the Bank's trading desk disbanded.

As with most mortgage bankers, losses from the sale of loans occurred during the first quarter of 1994, when rates rose quickly and First Indiana was committed to deliver loans to the secondary market which had fallen in value between the time of their origination and the promised date of delivery. First Indiana has since reduced the maximum amount permitted to be held in its "pipeline" for sale to the secondary market, and losses of the magnitude incurred in 1994 are not expected to recur.

First Indiana has managed its loan portfolio to reduce concentration of loan types and to diversify assets geographically. Non-performing assets, which consist of non-accrual and restructured loans, real estate owned, and other repossessed assets, fell 20% during 1994 to $29.1 million at December 31 from $36.5 million one year earlier.

First Indiana's assets grew in 1994 to almost $1.4 billion at year end, compared to $1.3 billion at December 31, 1993. The tangible and core capital of the Bank was almost $114 million, or 8.16% of assets, which exceeded regulatory minimums at December 31, 1994.

Management of First Indiana has identified several strategies for improving earnings in 1995 and beyond. These include further enhancements to its core real estate lending business, including construction, home equity, and residential mortgage lending; enhanced efficiencies and streamlined processes, particularly in the mortgage banking unit; and the development and acquisition of companies that will provide additional sources of non-interest income. The Bank further intends to expand its business lending portfolio, specializing in loans to smaller, independently owned companies with a demonstrated history of strong performance.

Selling and General and Administrative Expenses

Selling expenses amounted to $568,000 during 1994, an increase of $80,000 from the $488,000 in 1993 and an increase of $94,000 from $474,000 in 1992.
As a percentage of sales, selling expenses were lower at 2.4% of 1994 sales, compared to 3.4% in 1993, and 3.0% in 1992. The 1994 increase was a result of the increase in sales of construction products and services that caused an increase in commission compensation and increased costs for the promotion of the highway bridge products subsidiary that was formed late in 1993.

General and administrative expenses amounted to $1,927,000 during 1994 and represented an increase of $304,000 from the $1,623,000 incurred in 1993, and an increase of $204,000 from the $1,723,000 spent in 1992. The 1994 increase was caused by an increase in variable expenses directly related to the increased sales and manufacturing volume of construction products, incentive compensation of management personnel based on improved operating income from the construction group, and additional expenses incurred for the start-up of operations of the highway bridge products subsidiary. The $100,000 of lower expenses for 1993 compared to 1992 was a result of the restructuring of operations, consolidation of facilities and workforce reductions initiated in 1992 to reduce overhead costs.

Interest Expense

Interest expense decreased $73,000 in 1994 and occurred because of fewer funds borrowed for operating needs that resulted from the strong cash position of the Company throughout 1994. In spite of the rapid increase in sales, and the increased need for cash to support the increase in accounts receivable and contracts-in-progress, borrowing under the working capital line-of-credit was minimal during the year. In addition, 1994 was the first year to recognize the full effect of the lower interest rates on the Company's long-term debt renegotiated in 1993. The increase of interest expense of $44,000 recorded in 1993 compared to 1992 was caused by debt origination fees and pay-off penalties associated with the renegotiation of the long-term debt of the Company.

Current Accounting Issues

Implementation of pronouncements issued by the Financial Accounting Standards Board during 1994 and to the date of this report are either not applicable or will not have any material impact on the Company's Consolidated Financial Statements when implemented.


FINANCIAL CONDITION AND LIQUIDITY

The financial condition of the Company was improved at December 31, 1994, from a relatively sound position at the end of 1993. While the rapid increase in sales during 1994 caused a heavy demand for working capital, the Company was able to fund these requirements primarily from internal sources with no increase in outside debt. Total assets grew $4.8 million or 13.7% to $39.8 million at the end of 1994, from $35 million at the end of 1993.

The ratio of long-term debt to shareholders' equity improved to slightly less than .21 to one at December 31, 1994, compared to .23 to one at December 31, 1993. Long-term debt was unchanged and stood at $5.5 million at both December 31, 1994 and 1993.

The Company continued to have a strong ratio of current assets to current liabilities. The current ratio stood at 3.0 to one at December 31, 1994, compared to 3.6 to one at December 31, 1993. The decrease was due to the timing of payment of certain current liabilities, that were higher at the end of 1994 compared to 1993. More importantly, the amount of actual net working capital increased almost $2.0 million, or 40%, and amounted to $6.9 million compared to $4.9 million at the end of 1993.

Shareholders' equity increased to $26.4 million at December 31, 1994 from $23.9 million at the end of 1993, or $16.13 per share compared to $14.89 per share. The percentage of total assets represented by shareholders' equity was 66% at December 31, 1994 compared to 68% at December 31, 1993. The amounts represent "tangible book value" as there are no intangible assets at either year end.

Operating activities used $155,000 of cash in 1994, compared to cash provided of $2.4 million in 1993. The primary cause of this change was the increase in working capital needed to support operations. Accounts receivable and contracts-in-progress unbilled were $4.9 million higher at December 31, 1994 than at the beginning of the year. The net increase in operating assets and liabilities (cash used) was $2.7 million, compared to a net decrease (cash provided) during 1993 of $1.4 million, resulting in a total change in annual cash flow of $4.1 million between 1994 and 1993.

Significant changes in cash flows are not unusual in the construction industry. Several variables influence cash flows when compared on a year-to-year basis, including the timing of individual project payments and changes in the status and completion of projects from one year-end to another. As a precaution against these fluctuations in cash flows, the Company maintains an additional unused bank loan commitment of $3.0 million.

As of October 31, 1994 the Company sold its 51% interest in a subsidiary that had been activated in 1993 to expand into a new product line of prestressed concrete highway bridge girders and beams. During 1993 the Company had sold a 49% interest in the subsidiary to an unrelated third party. The subsidiary is included in the Company's consolidated financial statements since inception of activity in the third quarter of 1993 to the sale of the 51% ownership on October 31, 1994. Cash proceeds from the sale of this subsidiary of $1,057,000, combined with a $525,000 additional capital investment from the Company's minority owner, were used to fund $1,250,000 of purchases of property, plant and equipment, that included
                                      -16-


$564,000 of assets purchased by the subsidiary. The remainder of the asset additions were for replacement and improvement of existing equipment and facilities that did not significantly increase the capacity of the Company's operations.

The Company also sold land and buildings to the subsidiary for $380,000 and expended $595,000 for the open market purchase of 34,999 shares of First Indiana Corporation's common stock.

At December 31, 1993 the Company had net operating loss carryforwards for federal income tax purposes of $2,544,000. These operating loss carryforwards were used to offset federal income tax payments during 1994 and were a positive contribution to the cash flow of the Company during the year. At December 31, 1994 the Company has $593,000 of such net operating loss carryforwards remaining which can be used to offset future taxable income, and will add to cash flow by reducing the amount of future income taxes to be paid.

On October 1, 1993, the Company retired $2,446,000 of long-term subordinated debentures under the terms of an optional early redemption clause of the debenture agreement. The redemption was funded by additional long-term debt due July 1, 1996.

Liquidity of the Company is considered more than adequate to fund future operations. It is expected that future capital expenditures will be funded through internally generated cash. Major expansions and any acquisitions may be funded through additional long-term financing, or a combination of long-term financing and shares of the Company's common stock. No material increases in debt levels are anticipated in the near term.



















                                   -17-